Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

April 8, 2008

Donna Levy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Market Data Consultants Inc.

Amendment No. 6 to Registration Statement on Form S-1/A

Filed March 21, 2008

File No. 333-137799

File No. 0-52009

Dear Ms. Levy:

On April 7, 2008, Market Data Consultants, Inc., a Delaware corporation (the “Company”) filed amendment 6 to its registration statement on Form S-1/A in response to oral comments received from you on March 28, 2008.    Pursuant to our discussion today, April 8, 2008, attached to this correspondence please find a complete redlined copy of the Company’s amendment 6 illustrating all of the changes made from the previous amendment.  Please feel free to contact me if you have any questions or require any additional information.  Thank you for your time and assistance.

Regards,

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Jonathan H. Sargent, Esq.